EXHIBIT B-2
VERIFICATION
The undersigned states that he has duly executed the attached Second Amended and Restated Application dated August 17, 2010 (the “Application”) for and on behalf of Transamerica Asset Management, Inc.; that he is the Secretary of Transamerica Asset Management, Inc.; and that all actions by shareholders, directors, and other bodies necessary to authorize the undersigned to execute and file the Application have been taken. The undersigned further says that he is familiar with the instrument, and the contents thereof, and that the facts set forth therein are true to the best of his knowledge, information, and belief.

TRANSAMERICA ASSET MANAGEMENT, INC.

By: Name:	/s/ Dennis P. Gallagher Dennis P. Gallagher
Title:	Secretary

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